FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated August 16, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-131369 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the second quarter of 2010.

2.  Reconciliation of Adjusted Operating Profit (Core Earnings) to Operating Profit (attached as Exhibit 99.1 herto).

3.  Table of unaudited consolidated capitalization of the Registrant at June 30, 2010 (attached as Exhibit 99.2 herto).

2

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 16, 2010

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

3

SEK 2010 Interim Report No. 2

First six months of 2010

•                  Operating profit (IFRS) amounted to Skr 515.0 million for the first six months of 2010 (1H09: Skr 1,355.8 million)

•                  Adjusted operating profit (Core Earnings) amounted to Skr 607.6 million for the first six months of 2010 (1H09: Skr 918.0 million)

•                  The volume of new customer financing amounted to Skr 28.2 billion for the first six months of 2010 (1H09: Skr 58.3 billion)

Second quarter of 2010

•                  Operating profit (IFRS) for the second quarter amounted to Skr 235.8 million (2Q09: Skr 988.2 million)

•                  Adjusted operating profit (Core Earnings) for the second quarter amounted to Skr 288.9 million (2Q09: Skr 440.3 million)

2010

For the period

01/01/10 — 30/06/10

Download the report at www.sek.se

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on August 13, 2010.

Additional information about SEK, including investor presentations and the Annual Report for 2009, is available at www.sek.se

Economic information for the remainder of 2010:

October 29        Interim Report January-September

SEK’s mission

The mission of the Swedish Export Credit Corporation (SEK) is to secure access to financial solutions on a commercial basis that benefits the Swedish export economy. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

	Apr - Jun,		Jan - Mar,		Apr - Jun,		Jan - Jun,		Jan - Jun,		Jan - Dec,		Jan - Jun,
Amounts (other than %) in mn	2010 Skr		2010 Skr		2009 Skr		2010 Skr		2009 Skr		2009 Skr		2010 USD (6)

Results
Operating profit	235.8		279.2		988.2		515.0		1,355.8		2,368.6		66.3
Pre-tax return on equity (1)	7.1%		8.3%		38.0%		7.7%		26.1%		22.8%		7.7%
After-tax return on equity (1)	5.2%		6.1%		28.0%		5.7%		19.2%		16.8%		5.7%

Adjusted operating profit (Core Earnings) (2)	288.9		318.7		440.3		607.6		918.0		1,599.3		78.2
Pre-tax return on equity (Core Earnings) (1)	9.8%		10.7%		16.3%		10.2%		17.0%		14.8%		10.2%
After-tax return on equity (Core Earnings) (1)	7.2%		7.9%		12.0%		7.6%		12.5%		10.9%		7.6%

Customer operations
New customer financial transactions (3)	14,182		14,052		36,466		28,234		58,295		122,476		3,633
of which offers for new credits accepted by borrowers (3),(4)	14,182		14,052		36,316		28,234		57,584		121,465		3,633
Credits, outstanding and undisbursed (3,(4)	239,503		231,591		202,392		239,503		202,392		232,164		30,814

Borrowing
New long-term borrowings (5)	28,241		17,382		31,856		45,623		48,408		111,831		6,071
Outstanding senior debt	333,880		326,268		316,187		333,880		316,187		324,795		42,957
Outstanding subordinated debt	3,198		3,139		3,462		3,198		3,462		3,143		411

Total assets	388,655		371,230		367,397		388,655		367,397		371,588		50,004

Capital
Capital adequacy ratio, including Basel I based additional requirements	18.4	%(8)	19.8	%(8)	18.9	%(8)	18.4	%(8)	18.9	%(8)	18.7	%(8)	18.4	%(8)
Capital adequacy ratio, excluding Basel I based additional requirements	18.7	%(7)	20.1	%(7)	22.4	%(7)	18.7	%(7)	22.4	%(7)	19.8	%(7)	18.7	%(7)
Adjusted capital ratio adequacy, excluding Basel I based additional requirements	19.6	%(7)	21.1	%(7)	23.3	%(7)	19.6	%(7)	23.3	%(7)	20.7	%(7)	19.6	%(7)

The notes that the footnote markers in the above table refer to are explained under the headline “Definitions of the Financial Highlights” at the end of this report.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the Consolidated Group. The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions amounts refer to those as at June 30 or December 31, as the case may be, and in matters concerning flows, amounts refer to the six-month period ended on June 30, or to the three-month period ended June 30, as the case may be. Amounts within parentheses refer to the same date (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

AB Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Statement by the President

Stabilized markets and satisfactory business volumes

The Swedish export industry’s demand for financing from SEK during the first half of the year was lower than in the same period in the crisis year, 2009, which saw record volumes. Financing solutions accepted by customers in the period amounted to Skr 28.2 billion compared with Skr 58.3 billion in the same period of 2009. The decrease in demand for long-term financing compared with the same period in 2009 is primarily due to lower refinancing needs among Swedish exporters and improved access to financing from other institutions compared with before.

SEK’s operating profit (IFRS) for the first six months was Skr 515 million. This is a Skr 841 million decrease on the first half of 2009. This decrease is primarily due to unrealized changes in the valuation of assets and debts. Lower net interest income and costs relating to the Swedish government’s stability fund, which relate also to 2009, also had a negative effect on the result. Adjusted operating profit amounted to Skr 607.6 million, compared with Skr 918.0 million for the corresponding period in 2009.

Although the markets have stabilized, substantial uncertainty remains, particularly in Europe, and a number of countries will need to borrow large sums on the international capital markets. This could create new problems for Swedish companies in financing important deals and investments. SEK often works together with Swedish and international banks, ensuring that Swedish export companies have the support and security they need.

SEK’s independent position means that we can work together with all major participants on the financial markets to enable important deals for the Swedish export industry. Our work to help small and medium-sized enterprises (SMEs) is continuing. As a result of our cooperation with banks and other financial institutions, we are able to benefit from their office networks to provide SMEs with access to long-term financing. In order to be able to offer long-term financing for Swedish SMEs, helping to strengthen their international competitiveness SEK in April signed a cooperation agreement with North Star Finance and Sparbanken Gripen.

Peter Yngwe
President

Satisfactory lending volumes

The financing needs of Swedish exporters and their customers in the first half of the year were lower than in the corresponding period in 2009. This resulted in SEK’s lending volumes decreasing, but in historical terms they are still relatively high.

SEK’s new lending in the first half of 2010 was dominated by direct lending to Swedish exporters and to exporters’ customers. SEK’s new lending for the first six months of the year totaled Skr 28.2 billion, which is a decrease of Skr 30.1 billion on the first six months of 2009, but substantially in line with previous years.

The volume of outstanding and agreed unpaid export credits amounted to Skr 239.5 billion at the end of the period, compared with Skr 232.2 billion at the end of 2009. The total volume of SEK’s outstanding offers for export credits amounted to Skr 77.5 billion at the end of the period, a decrease of Skr 7.0 billion compared with the end of 2009.

The decrease in demand for long-term financing compared with the same period in 2009 is primarily due to lower refinancing needs among Swedish exporters and improved access to financing compared with before.

SEK often cooperates with its customers’ existing banks. We belive that SEK’s expertise in long-term financing and the fact that SEK is an independent participant are important factors that often enable SEK to work together with other financial participants on both the Swedish and international markets without being viewed as a competitor.

The Swedish export industry is vital to the Swedish economy. In order for it to grow, it is essential that small and medium-sized exporters are provided with the best possible opportunities. In April SEK signed a cooperation agreement with both North Star Europe, a company with considerable experience in providing financial solutions to small and medium sized enterprises, and Sparbanken Gripen. The aim is to be able to offer long-term financing to Swedish small and medium-sized exporters, helping to strengthen their international competitiveness.

New customer financing
(Skr billion)

	Jan-Jun 2010	Jan-Jun 2009
Lending for:
• Exporters	26.8	43.1
• SME-companies via the financial sector(1)	0.3	2.8
• Swedish infrastructure	1.1	11.7	(2)
Syndicated customer transactions	0.0	0.7
Total(3)	28.2	58.3

(1) For the promotion of financing of small and medium-sized export firms.

(2) Principally short-term financing to Swedish municipalities, among other things as an alternative to short-term liquidity placements.

(3) Of which Skr 15.5 billion (Y-e 2009: Skr 6.3 billion) has not yet been disbursed.

New customer financing by sector

(excluding syndicated customer transactions)

New customer financing

(Skr billion)

SEK a reliable institution in the capital markets

SEK’s funding operations continue to meet its needs. The latest unrest on the capital markets has meant that investors have turned to stable and reliable institutions like SEK, and this has had a positive effect on funding terms.

SEK’s new borrowing amounted to approximately Skr 45.6 billion in the first six months of 2010. A total of approximately 290 transactions were carried out in the period. New borrowing in the second quarter amounted to approximately Skr 28.2 billion, compared with Skr 31.9 billion during the same period in 2009.

SEK’s largest and most important funding market in the first half of the year was the Japanese private bond market. The Japanese market accounted for around 63 percent of total borrowing in the first six months.

SEK’s position as a trusted and reliable participant on the world’s bond markets is important for SEK’s customers for whom SEK secures access to long term financing. Unease on the international capital markets —particularly in Europe which has seen extreme volatility in yields and spreads —has led to a flight to quality, with more money being invested in highly creditworthy institutions. This has benefited SEK and resulted in better funding terms for the company.

Swedish exporters have a competitive advantage in that SEK can raise— and thus offer— long-term financing in local currencies. SEK currently has access to a large number of different currencies, including South African rand, Hong Kong dollars and Australian dollars.

New borrowing
Long-term borrowing (Skr billion)

Markets, first six months of 2010

Products, first six months of 2010

Comments to the consolidated financial accounts

Income statement and performance measurement

SEK discloses both operating profit (calculated in accordance with IFRS) and an adjusted measure of operating profit (that we refer to as our “adjusted operating profit” or “Core Earnings”). Adjusted operating profit (Core Earnings) excludes from operating profit certain market valuation effects, as calculated under IFRS.

Core Earnings is a supplementary metric to operating profit (IFRS). Operating profit (IFRS) values positions at market value even when SEK has the intention and the ability to hold them to maturity. Adjusted operating profit

(Core Earnings) does not reflect these mark-to-market valuation effects.

Performance measurement and return on equity

	Apr-Jun,	Jan-Mar,	Apr-Jun,	Jan-Jun,	Jan-Jun,	Jan-Dec,
Skr mn	2010	2010	2009	2010	2009	2009
Operating profit	235.8	279.2	988.2	515.0	1,355.8	2,368.6
Elimination for change in market valuation according to IFRS (Note 2)	53.1	39.5	-547.9	92.6	-437.8	-769.3
Adjusted operating profit (Core Earnings)	288.9	318.7	440.3	607.6	918.0	1,599.3
After-tax return on equity (Operating profit)	5.2%	6.1%	28.0%	5.7%	19.2%	16.8%
After-tax return on equity (Core Earnings)	7.2%	7.9%	12.0%	7.6%	12.5%	10.9%

January — June 2010

Operating profit (IFRS)

Operating profit (IFRS) for the first six months of 2010 amounted to Skr 515.0 million, a decrease of 62 percent compared to the same period of 2009 (1H09: Skr 1,355.8 million). The decrease in operating profit was mainly due to unrealized fair value changes. In particular, last year’s results were positively affected by Skr 437.8 million and this year’s results were negatively affected by Skr 92.6 million in the form of unrealized valuation effects upon the revaluation of assets and liabilities at fair value. In addition, the reduction in operating profit (IFRS) is partially explained by a lower net interest margin, reduced profits from the repurchase of bonds issued by SEK and a realized loss on the settlement of certain securities held in the liquidity portfolio. See Note 5 for definition of the liquidity portfolio. The foregoing factors were partially offset by reduced provisions for possible loan losses and an increase in loan recoveries.

Net interest revenues

Net interest revenues for the first six months of 2010 totaled Skr 901.8 million, a decrease of 17 percent from the same period last year (1H09: Skr 1,090.2 million). The decrease was partly due to lower margins in the business and partly due to fees related to the state’s stability fund, which were paid and recognized in the first half of 2010, although a portion of such fees relate to fiscal year 2009.

The average margin on debt-financed assets was 0.45 percent, a decrease of 21 percent (1H09: 0.57 percent). As is noted above, the decrease in margin was partly due to lower margins in the business and partly due to fees of Skr 95.8 million related to SEK’s access to the state’s stability fund, which fees also were partially attributable to fiscal year 2009. These fees are payable in accordance with the Law on State Aid to Financial Institutions. Lower margins in the business mainly reflected the positive impact on margin that SEK experienced in 2009 due to advantageous borrowing costs in USD. The USD-EUR interest rate spread has decreased in 2010.

The average amount of debt-financed assets amounted to Skr 321.0 billion during the period, an increase of 2 percent from the corresponding period of 2009 (1H09: Skr 314.1 billion). The average size of the credit portfolio increased compared to the same period last year due to a large demand for credits in the full year 2009. The average volume in the liquidity portfolio decreased compared to the same period last year.

Net results of financial transactions

The net results of financial transactions for the first half of 2010 was Skr -157.5 million (1H09: Skr 679.8 million). The prior-year period’s result included unrealized gains from the revaluation of financial assets and liabilities at fair value amounting to Skr 437.8 million. By contrast, in the first six months of 2010, the corresponding item consisted of an unrealized loss amounting to Skr 92.6 million. Last year’s big change in fair value was related to the recovery from the financial crisis. In addition, lower gains from the repurchase of bonds issued by SEK, and a realized loss on the settlement of certain securities in the liquidity portfolio were recorded this year. Repurchases of bonds issued by SEK were significantly high in the first quarter of last year, which was driven by investors needs during the financial crisis and SEK’s ambition to support its own debt in times of crisis. The activity has since returned to more normal levels. The liquidation of securities were undertaken to eliminate the risk of future losses, given the unstable economic situation in some European countries during the second quarter of 2010.

Personnel expenses and other expenses

Personnel expenses totaled Skr 126.3 million (1H09: Skr 138.6 million) and other expenses totaled Skr 104.4 million (1H09: Skr 72.8 million). Personnel expenses in the first half of 2010 did not include any accruals for costs of the general personnel incentive system, whereas, in the prior-year period, an accrual of Skr 10.2 million was recorded. The increase in other expenses is, among other things, related to our continued efforts to strengthen internal controls.

Recovered credit losses

Previously reserved-for loan losses were recovered in the amount of Skr 87.9 million in the first six months of 2010 (1H09: Skr 1.1 million). The increase over the prior-year period was primarily attributable to the fact that SEK’s claim on Glitnir Bank was sold in the second quarter of 2010.

Impairment of financial assets

Impairments of financial assets amounted to Skr 78.4 million during the first six months of 2010 (1H09: Skr 201.5 million). During the first six months of 2010, the need for provisions for credit losses declined compared with the first six months of 2009, when higher provisions were made, for, among other things, expected losses related to Glitnir Bank and two CDOs with impaired credit ratings, as well as a general reserve for risks (unrelated to any identified counterparty).

Second quarter 2010

Operating profit (IFRS)

For the second quarter, SEK reported an operating profit (IFRS) amounting to Skr 235.8 million. For the corresponding quarter of the previous year, operating profit (IFRS) amounted to Skr 988.2 million. The decrease is primarily attributable to the reduction in net results from financial transactions, as explained below.

Net interest revenues

Net interest revenues for the second quarter amounted to Skr 487.0 million (2Q09: Skr 519.0 million). The decrease from the prior-year period was mainly due to lower margins. During the same period last year, margins were higher than normal because of the positive impact of favorable USD borrowing costs.

Net results of financial transactions

The net results of financial transactions for the second quarter totaled Skr -137.1 million (2Q09: Skr 582.5 million). The decrease was primarily due to unrealized changes in the values of assets and liabilities recorded at fair value(during the second quarter of last year, credit spread changes on assets recorded at fair value had a significant positive impact on the net results of financial transactions). Furthermore, a loss related to the settlement of a securities position in the liquidity portfolio was reported in the second quarter of this year.

Personnel expenses and other expenses

Personnel expenses for the second quarter totaled Skr 63.2 million (2Q09: Skr 68.3 million) and other expenses totaled Skr 61.5 million (2Q09: Skr 37.0 million). Personnel expenses did not include any accrual for costs of the general personnel incentive system in the second quarter of 2010, whereas, in the corresponding period last year, such accurals amounted to Skr 5.1 million. The increase in other expenses is, among other things, related to efforts to strengthen internal controls.

Recovered credit losses

Reserved loan losses from previous years were recovered in the second quarter in the amount of Skr 87.5 million (2Q09: Skr 0.5 million), which was attributable to the sale of SEK’s claim on Glitnir Bank in the second quarter of 2010.

Impairment of financial assets

Impairments of financial assets amounted to Skr 70.5 million during the second quarter (2Q09: Skr 0.8 million). The impairment mainly concerns additional provisions made for two CDOs, which were partially offset by reduced provisions for a general reserve for risks (unrelated to any identified counterparty).

Balance sheet

Total assets and liquidity

SEK’s total assets amounted to Skr 388.7 billion as of June 30, 2010, an amount relatively unchanged from the level at year-end 2009 (Y-e 2009: Skr 371.6 billion). There were also no significant changes in either the credit portfolio or the liquidity portfolio.

The volume of credits outstanding and committed though not yet disbursed amounted to Skr 239.5 billion as of June 30, 2010 (Y-e 2009: Skr 232.2 billion), representing an increase of 3 percent since the 2009 year-end. Of that amount Skr 188.1 billion represented outstanding credits, an increase of 1 percent (Y-e 2009: Skr 185.9 billion). Included in the total amount of outstanding credits, credits in the S-system amounted to Skr 21.0 billion (Y-e 2009: Skr 14.3 billion). The increase in credits in the S-system since the 2009 year-end reflected favorable terms and high demand for new export credits.

As of June 30, 2010 the aggregate amount of outstanding offers amounted to Skr 77.5 billion, a decrease of 8 percent since the 2009 year-end (Y-e 2009: Skr 84.5 billion). Skr 63.6 billion (Y-e 2009: Skr 77.5 billion) of outstanding offers derived from the S-system. The decrease in outstanding offers was partly due to acceptances during the period, and partly due, among other things, to a decline in demand for export credits from SEK because of better opportunities for companies to get funding from Swedish and foreign banks.

There have been no major changes in the composition of SEK’s total exposures. Of the total counterparty exposure, 42 percent (Y-e 2009: 40 percent) was to states and foreign government export credit agencies; 42 percent (Y-e 2009: 44 percent) was to financial institutions and asset-backed securities; 10 percent (Y-e 2009: 10 percent) was to companies, and 6 percent (Y-e 2009: 6 percent) was to municipalities. SEK’s exposure to derivative counterparties is significantly limited compared to the amount of derivatives reported as assets since most derivatives are regulated by collateral agreements. See the table “Total Exposures” in Note 11.

We expect SEK’s hedging relationships to be effective in offsetting changes in fair value attributable to hedged risks. The gross value of certain balance sheet items, particularly derivatives and issued (non-subordinated) securities, which effectively hedge each other, requires complex judgments regarding the most appropriate valuation technique, assumptions, and estimates. If different valuation models or assumptions were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of spreads on SEK’s own debt (which can be significant), such changes in fair value would generally offset each other, with little impact on the value of net assets (see Notes 6 and 7).

Liabilities and equity
As of June 30, 2010, the aggregate volume of funds borrowed and shareholders’ equity exceeded, in the aggregate, the volume of credits outstanding and credits committed at all maturities. Thus, we consider that all outstanding commitments are covered through maturity.

Changes in fair value in other comprehensive income

Changes in fair value not reported in the income statement but in other comprehensive income amounted to Skr 107.2 million (1H09: Skr 498.5 million) after tax, of which Skr 68.8 million (1H09: Skr 499.6 million) was attributable to available-for-sale securities and Skr 38.4 million (1H09: Skr -1.1 million) was attributable to derivatives in cash flow hedges. The change in the fair value of available-for-sale securities includes a Skr 50.1 million after-tax change in the value of the Swedbank shares held by SEK (1H09: Skr 470.7 million) . For further information regarding the shareholding in Swedbank, see Note 10.

Capital Adequacy

SEK’s capital adequacy ratio calculated according to Basel II, Pillar 1, was 18.7 percent as of June 30, 2010 (Y-e 2009: 19.8 percent), without taking into account the effects of currently applicable transitional rules. Taking such rules into account, the capital adequacy ratio was 18.4 percent as of June 30, 2010 (Y-e 2009: 18.7 percent), of which the core capital ratio was 18.4 percent (Y-e 2009: 17.9 percent). SEK’s non-perpetual subordinated loan amounting to EUR 50 million with a maturity date of June 30, 2015 was redeemed on June 30, 2010 its nominal value in accordance with the loan agreement and permission from the Swedish Financial Supervisory Authority. See further Note 11.

Post-balance sheet events

At an extraordinary General Meeting held August 13, 2010 Per Östensson was elected as a new member of the Board and Bo Netz resigned from the Board.

Consolidated Income Statements – Unaudited

		Apr-Jun,	Jan-Mar,	Apr-Jun,	Jan-Jun,	Jan-Jun,	Jan-Dec,
Skr mn	Note	2010	2010	2009	2010	2009	2009
Interest revenues		3,141.6	2,980.1	3,032.3	6,121.7	6,387.2	13,306.4
Interest expenses		-2,654.6	-2,565.3	-2,513.3	-5,219.9	-5,297.0	-11,312.1
Net interest revenues		487.0	414.8	519.0	901.8	1,090.2	1,994.3
Commissions earned		2.2	7.4	0.7	9.6	15.0	26.2
Commissions incurred		-6.1	-6.0	-5.3	-12.1	-11.1	-26.4
Net results of financial transactions	2	-137.1	-20.4	582.5	-157.5	679.8	1,103.1
Operating income		346.0	395.8	1,096.9	741.8	1,773.9	3,097.2
Personnel expenses		-63.2	-63.1	-68.3	-126.3	-138.6	-312.2
Other expenses		-61.5	-42.9	-37.0	-104.4	-72.8	-159.0
Depreciations and amortizations of non-financial assets		-2.5	-3.1	-3.1	-5.6	-6.3	-11.1
Recovered credit losses	3	87.5	0.4	0.5	87.9	1.1	36.7
Impairment of financial assets	3	-70.5	-7.9	-0.8	-78.4	-201.5	-283.0
Operating profit		235.8	279.2	988.2	515.0	1,355.8	2,368.6

Taxes	4	-64.2	-75.5	-262.2	-139.7	-359.4	-641.3
Net profit for the period (after taxes)		171.6	203.7	726.0	375.3	996.4	1,727.3

Consolidated Statements of Comprehensive Income – Unaudited

	Apr - Jun,	Jan - Mar,	Apr - Jun,	Jan - Jun,	Jan - Jun,	Jan - Dec,
Skr mn	2010	2010	2009	2010	2009	2009
Profit for the period reported via income statement	171.6	203.7	726.0	375.3	996.4	1,727.3
Other comprehensive income
Available-for-sale securities	-17.1	110.5	455.7	93.4	677.9	1784.5
Derivatives in cash flow hedges	10.3	41.8	-96.0	52.1	-1.5	25.0
Tax effect	1.7	-40.0	-94.6	-38.3	-177.9	-475.9
Total other comprehensive income	-5.1	112.3	265.1	107.2	498.5	1,333.6
Total comprehensive income	166.5	316.0	991.1	482.5	1494.9	3,060.9

Consolidated Balance Sheets – Unaudited

Skr mn	Note	June 30, 2010	December 31, 2009
Assets
Cash in hand		0.0	0.0
Treasuries/government bonds	5, 6	1,275.6	11,717.4
Other interest-bearing securities except credits	5, 6	131,044.4	123,378.6
Credits in the form of interest-bearing securities	5, 6	79,648.1	87,499.1
Credits to credit institutions	3, 5, 6	41,295.8	41,179.7
Credits to the public	3, 5, 6	86,863.1	75,890.1
Derivatives	6, 7	38,088.8	22,654.1
Shares and participation	6	2,778.0	2,710.1
Property, plant, equipment and intangible assets		128.7	130.7
Other assets		3,939.4	1,962.9
Prepaid expenses and accrued revenues		3,593.2	4,465.3
Total assets		388,655.1	371,588.0

Liabilities and equity
Borrowing from credit institutions	6	10,940.5	4,049.9
Borrowing from the public	6	20.8	0.0
Senior securities issued	6	322,918.7	320,745.3
Derivatives	6, 7	30,414.1	22,567.3
Other liabilities		3,151.3	2,536.5
Accrued expenses and prepaid revenues		3,392.3	3,913.7
Deferred tax liabilities		1,155.0	1,123.8
Provisions		45.1	53.5
Subordinated securities issued	6	3,197.6	3,142.8
Total liabilities		375,235.4	358,132.8

Share capital		3,990.0	3,990.0
Reserves		1,472.0	1,364.8
Retained earnings		7,582.4	6,373.1
Net profit for the period		375.3	1,727.3
Total equity		13,419.7	13,455.2

Total liabilities and equity		388,655.1	371,588.0

Collateral provided etc.
Collateral provided		None	None
Interest-bearing securities
Subject to lending		501.5	236.1

Contingent assets and liabilities		5.7	5.8

Commitments
Committed undisbursed credits	10	51,419.4	46,331.1

Consolidated Statements of Changes in Equity – Unaudited

			Reserves
Consolidated Group			Hedge	Fair value
Skr mn	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity January 1, 2009	10,394.3	3,990.0	161.5	-130.3	6,373.1
Comprehensive income Jan-June, 2009	1,494.9		-1.1	499.6		996.4
Closing balance of equity June 30, 2009	11,889.2	3,990.0	160.4	369.3	6,373.1	996.4

Opening balance of equity January 1, 2009	10,394.3	3,990.0	161.5	-130.3	6,373.1
Comprehensive income Jan-Dec, 2009	3,060.9		18.5	1,315.1		1,727.3
Closing balance of equity December 31, 2009	13,455.2	3,990.0	180.0	1,184.8	6,373.1	1,727.3

Opening balance of equity January 1, 2010	13,455.2	3,990.0	180.0	1,184.8	8,100.4
Comprehensive income Jan-June, 2010	482.5		38.4	68.8		375.3
Dividend paid	-518.0				-518.0
Closing balance of equity June 30, 2010	13,419.7	3,990.0	218.4	1,253.6	7,582.4	375.3

(1)  2,579,394 A-shares and 1,410,606 B-shares, with each A-share and each B-share having a par value of Skr 1,000. At the Annual General Meeting April 29, 2010, the Articles of Association were changed so that the division of the company’s shares into A-shares and B-shares was abolished. The change has not yet been approved by the Swedish Financial Supervisory Authority.

The Swedish government has established a guarantee fund of callable capital, amounting to Skr 600 million in favour of SEK. SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations.

Consolidated Statements of Cash Flows, Summary – Unaudited

	Jan - Jun,	Jan - Jun,	Jan - Dec,
Skr mn	2010	2009	2009
Cash flow from operating activities	8,286.1	-9,508.9	-37,332.8
Cash flow from investing activities	-1.0	-6.8	-3.2
Cash flow from financing activities (1)	-11,855.9	10,661.0	31,192.7
Net decrease (-) /increase (+) in cash and cash equivalents	-3,570.8	1,145.3	-6,143.3

Cash and cash equivalents at beginning of year	17,636.5	23,771.1	23,771.1
Net decrease (-) /increase (+) in cash and cash equivalents	-3,570.8	1,145.3	-6,143.3
Exchange rate differences on cash and cash equivalents	-4.9	20.0	8.7
Cash and cash equivalents at end of period (2)	14,060.8	24,936.4	17,636.5

(1) Of which Skr -518.0 million relates to shareholder dividends (January to December 2009: Skr 0.0).

(2) Liquid assets refer to cash, cash equivalents and short-term investments where the redemption amount is known in advance and the time to maturity does not exceed three months on the acquisition date. According to Note 5, the Group’s total deposits and current accounts amounted to Skr 18,377.0 million as of June 30, 2010 (Y-e 2009: Skr 18,736.5 million), of which Skr 4,316.1 million (Y-e 2009: Skr 1,100.0 million) is intended to remain deposited for a longer duration than three months. Cash and cash equivalents are included in the balance sheet under the line item “loans and advances to credit institutions”.

Notes

1	Applied accounting principles
2	Net results of financial transactions
3	Impairment and past-due receivables
4	Taxes
5	Credits and liquidity
6	Classification of financial assets and liabilities
7	Derivatives
8	S-system
9	Segment reporting
10	Contingent liabilities, contingent assets and commitments
11	Capital Adequacy and Exposures
12	Definitions of the financial highlights
13	Post-balance sheet events

All amounts are in Skr million, unless otherwise indicated. All figures concerns the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles

This Interim Report is presented in accordance with IAS 34 Interim Financial Reporting.  The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations of these standards as adopted by the European Commission.  The accounting follows the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, Annual reports in credit institutions and securities companies (FFFS 2008:25). In addition to this the Supplementary accounting rules for groups (RFR 1.3) from the Swedish Financial Reporting Board have been applied.

As from 2010 two changes have been introduced in the accounting standards which potentially have a material impact on the financial reports. The changes in IFRS 3 Business Combinations will change how business combinations are accounted for in respect of transaction costs, possible contingent considerations and business combinations achieved in stages. The changes will not have an impact on previous business combinations and will be applied by the Group from 2010. In addition, there have been amendments made to IAS 27 Consolidated and Separate Financial Statements which means new principles on how such changes in ownerships in subsidiaries is accounted for that means that relationship to the subsidiary no longer persist after the change. The changes also clarify which principles are used for statements of changes in ownership when relations between subsidiaries remain the same. These changes have not effected the Consolidated Group´s financial statements.

In all other respect, the Group’s accounting policies, bases for calculations and presentations are, materially, unchanged in comparison with the 2009 Annual Report.

Note 2. Net results of financial transactions

	Apr-Jun,	Jan-Mar,	Apr-Jun,	Jan-Jun,	Jan-Jun,	Jan-Dec,
Skr mn	2010	2010	2009	2010	2009	2009
Net result of financial transactions was related to:

Currency exchange effects on assets and liabilities excluding assets and liabilities valued at fair value	-0.8	2.3	5.7	1.5	22.5	31.5
Realized results on settled assets and repurchased debt	-83.2	16.8	28.9	-66.4	219.5	302.3
Total net result of financial transactions, before certain fair value changes	-84.0	19.1	34.6	-64.9	242.0	333.8

Changes in fair value related to financial assets, financial liabilities and related derivatives	-53.1	-39.5	547.9	-92.6	437.8	769.3
Total net result of financial transactions	-137.1	-20.4	582.5	-157.5	679.8	1,103.1

Note 3. Impairment and past-due receivables

	Apr-Jun,	Jan-Mar,	Apr-Jun,	Jan-Jun,	Jan-Jun,	Jan-Dec,
Skr mn	2010	2010	2009	2010	2009	2009
Recovered credit losses (1)	87.5	0.4	0.5	87.9	1.1	36.7
Total recovery	87.5	0.4	0.5	87.9	1.1	36.7

Write-down of impaired financial assets (1), (2), (3)	-70.3	-7.7	-53.3	-78.0	-284.6	-436.0
Reversal of previous write-downs (4)	—	—	79.6	—	114.7	531.0
Loan losses (4)	-0.2	-0.2	-27.1	-0.4	-31.6	-378.0
Net impairment of financial assets	-70.5	-7.9	-0.8	-78.4	-201.5	-283.0

Balance brought forward	-947.8	-939.9	-1,226.4	-939.9	-1,028.5	-1,028.5
Impaired financial assets sold at book value (1), (5)	459.0	—	27.0	459.0	29.8	371.6
Net impairment of financial assets	-70.5	-7.9	-0.8	-78.4	-201.5	-283.0
Balance carried forward	-559.3	-947.8	-1,200.2	-559.3	-1,200.2	-939.9

(1) Of which impairment has been recorded of Skr 0.0 million (1H09: Skr 70.1 million) for the six-month period ended June 30, 2010, with regard to an exposure against Glitnir Bank. During the second quarter of 2010 this asset was sold, resulting in a reduction in recorded impairment of Skr 459.0 million (the full amount of the recorded impairments as of December 31, 2009). The sale also resulted in a recovered credit loss of Skr 87.4 million, reflecting the excess of the sale price over the impaired value.

(2) Of which an impairment has been recorded of Skr 117.1 million (1H09: Skr 79.0 million) for the six-month period ending June 30, 2010, regarding two CDOs, increasing the total of such impairment to Skr 470.0 million (Y-e 2009: Skr 352.9 million). These assets had a book value before the impairment of Skr 733.1 million (Y-e 2009: Skr 683.5 million). The increase in book value before the impairment is entirely due to foreign exchange differences. These two CDOs (first-priority-tranches) have end-exposures to the U.S. sub-prime mortgage market. The rating of the CDOs was downgraded severely during 2008 and 2009, leading SEK to make the assessment that the assets would not generate sufficient cash flow to cover the Company’s claim and thus to record impairment charges.

(3) Includes a reversal of Skr 35.0 million (1H09: Provisions Skr 85.6 million) in the six-month period ended June 30, 2010 related to the part of the provision for bad debt for which an individual counterparty is not identified, which therefore amounted to Skr 50.0 million as of June 30, 2010 (Y-e 2009: Skr 85.0 million). The relevant part of the provision for bad debts is, as noted, not linked to a specific counterparty but relates instead to the credit quality of credits not dealt with in the individual reserves.

(4) Mainly related to Venantius.

(5) Impaired financial assets in Venantius sold at book value and the sale of SEK’s exposure to Glitnir Bank.

Past-due receivables

In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with principal or interest that is more than 90 days past-due as past-due credits.

(Skr mn)	June 30, 2010	December 31, 2009
Past-due and doubtful credits:
Past-due credits (1):
Aggregate amount of principal and interest more than 90 days past-due	0.0	0.0

Principal amount less than 90 days past-due on such credits	0.0	0.0

Principle amount not past-due on such amount	0.0	0.0

(1) Credits past due have been impaired to reflect the amounts expected to actually be received at settlement.

Of the aggregate amount of principal and interest past due, Skr 0.0 million (Y-e 2009: Skr 0.0 million) was due for payment more than three but less than six months prior to June 30, and Skr 0.0 million (Y-e 2009: Skr 0.0 million) was due for payment more than six but less than nine months prior to June 30.

Note 4. Taxes

The reported amount of taxes represents actual tax and deferred tax. Deferred tax concerns the difference between reported values and fiscal values including costs for tax related to untaxed reserves.

Note 5. Credits and liquidity

SEK treats credits in the form of interest-bearing securities as a part of SEK’s total credits. However, deposits with banks and states, as well as cash, are not a part of total credits, although they are recorded in the items “credits to credit institutions” and “credits to the public”. Thus, SEK’s total credits and liquidity are calculated as follows:

Skr mn	June 30, 2010	December 31, 2009
Credits:
Credits in the form of interest-bearing securities	79,648.1	87,499.1
Credits to credit institutions	41,295.8	41,179.7
Credits to the public	86,863.1	75,890.1
Less:
Deposits and nostro	-18,377.0	-18,736.5
Total credits	189,430.0	185,832.4

Liquidity:
Treasuries/government bonds	1,275.6	11,717.4
Other interest-bearing securities except credits	131,044.4	123,378.6
Deposits and nostro	18,377.0	18,736.5
Total liquidity	150,697.0	153,832.5

Total interest-bearing assets	340,127.0	339,664.9

Note 6. Classification of financial assets and liabilities

Financial assets by accounting category:

	June 30, 2010
		Financial assets at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale	Loans and receivables (1)
Treasuries/government bonds	1,275.6					1,275.6
Other interest-bearing securities except credits	131,044.4		6,108.7		8,401.1	116,534.6
Credits in the form of interest-bearing securities	79,648.1		2,508.6			77,139.5
Credits to credit institutions	41,295.8					41,295.8
Credits to the public	86,863.1					86,863.1
Shares and participation (3)	2,778.0				2,778.0
Derivatives	38,088.8	21,401.1		16,687.7
Total financial assets	380,993.8	21,401.1	8,617.3	16,687.7	11,179.1	323,108.6

At June 30, 2010 no assets were classified as held for trading.

Financial liabilities by accounting category:

	June 30, 2010
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (5)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (4)
Borrowing from credit institutions	10,940.5				10,940.5
Borrowing from the public	20.8				20.8
Senior securities issued	322,918.7		167,291.1		155,627.6
Derivatives	30,414.1	27,991.4		2,422.7
Subordinated securities issued	3,197.6				3,197.6
Total financial liabilities	367,491.7	27,991.4	167,291.1	2,422.7	169,786.5

Financial assets by accounting category:

	December 31, 2009
		Financial assets at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (7)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale	Loans and receivables (6)
Treasuries/government bonds	11,717.4					11,717.4
Other interest-bearing securities except credits	123,378.6		7,399.3		3,211.9	112,767.4
Credits in the form of interest-bearing securities	87,499.1		2,637.4			84,861.7
Credits to credit institutions	41,179.7					41,179.7
Credits to the public	75,890.1					75,890.1
Shares and participation (3)	2,710.1				2,710.1
Derivatives	22,654.1	15,379.1		7,275.0
Total financial assets	365,029.1	15,379.1	10,036.7	7,275.0	5,922.0	326,416.3

At December 31, 2009 no assets were classified as held for trading.

Financial liabilities by accounting category:

	December 31, 2009
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (9)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (8)
Borrowing from credit institutions	4,049.9				4,049.9
Borrowing from the public	0.0
Senior securities issued	320,745.3		140,756.2		179,989.1
Derivatives	22,567.3	19,984.1		2,583.2
Subordinated securities issued	3,142.8				3,142.8
Total financial liabilities	350,505.3	19,984.1	140,756.2	2,583.2	187,181.8

(1) Of loans and receivables, approximately 11 percent are subject to fair value hedge accounting and 4 percent are subject to cash-flow hedge accounting.

(2) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

(3) Relating to shareholdings in Swedbank AB. For further information, see Note 10.

(4) Of other financial liabilities, approximately 80 percent are subject to fair-value hedge accounting.

(5) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

(6) Of loans and receivables, approximately 11 percent are subject to fair-value hedge accouting and 4 percent are subject to cash-flow hedge accounting.

(7) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

(8) Of other financial liabilities, approximately 80 percent are subject to fair-value hedge accounting.

(9) Derivatives used for economic hedges, accouted for as held-for-trading under IAS 39.

The change in fair value for the period January 1 to June 30, 2010, which was attributable to a change in credit risk related to SEK’s liabilities, affected operating profit during that six-month period negatively by Skr 39.6 million (12M09: Skr 96.1 million) while the change in fair value related to derivatives affected operating profit positively by Skr 5.2 million (12M09: Skr -20.0 million).

During the six-month period ended June 30, 2010, repayments of long-term debt amounted to approximately Skr 87.5 billion (1H09: Skr 82.9 billion), and repuchases of SEK’s own debts amounted to approximately Skr 3.0 billion ( 1H09: Skr 7.4 billion).

Reclassification

As of July 1, 2008, and October 1, 2008, SEK reclassified certain assets to the category “loans and receivables” from the categories “held-for-trading” and “assets available-for-sale”. The reason for the reclassification was that those assets had been illiquid due to the extraordinary market conditions which existed during late 2008 due to the global financial crisis, and the Company assessed itself to be able to hold the assets to maturity. Therefore there was no need for impairment of such securities held for trading or securities available for sale. The reclassified assets consist of interest-bearing fixed rate bonds. At the time of the reclassification, the expected cash flows of the reclassified assets were equal to the contractual amounts, which includes interest and nominal amounts.

The aforemention reclassification of the fair value of assets previously accounted for as held-for-trading securities to the category “loans and receivables”occurred on October 1, 2008 with retroactive effect from July 1, 2008. This reclassification affected SEK’s results by avoiding a negative earnings effect of Skr 26,1 million for the period January 1 to June 30, 2010 and a positive earnings effect of Skr 132.0 million for the period January 1 to June 30, 2009. The reclassification affected SEK’s results by avoiding a positive earnings effect of Skr 142.0 million for the period January 1 to December 31, 2009. With respect to the period January 1 to June 30, 2010, total interest revenues of Skr 37.6 million were derived from these reclassified assets, while, with respect to the period January 1 to June 30, 2009, total interest revenues of Skr 100.1 million were derived from these assets. With respect to the period January 1 to December 31, 2009, total interest revenues Skr 152.6 million were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 1.7 percent.

Skr mn	June 30, 2010			December 31, 2009
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	3,825.4	3,853.0	3,821.8	4,884.5	4,879.4

Skr mn	December 31, 2009			December 31, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	4,852.1	4,884.5	4,879.4	7,612.3	7,465.2

The aforementioned reclassification of assets earlier accounted for as available-for-sale to the category “loans and receivables”. Reclassification occurred as of October 1, 2008. The reclassification affected value changes to other comprehensive income by avoiding a positive effect of Skr 5.4 million for the period January 1 to June 30, 2010 and a positiv effect of Skr 343.0 million for the period January 1 to June 30, 2009 .. For the period January 1 to December 31, 2009 the reclassification affected value changes to other comprehensive income by avoiding a positive effect of Skr

360.2 million. With respect to the period January 1 to June 30, 2010, total interest revenues of Skr 69.3 million were derived from these reclassified assets and of the period January 1 to June 30, 2009 total interest revenues Skr 156.1 million is derived from these assets. With respect to the period January 1 to December 31, 2009, total interest revenues of Skr 247.7 million were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 1.6 percent.

Skr mn	June 30, 2010			December 31, 2009
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	4,663.4	4,684.8	4,648.3	6,257.9	6,214.2
Credits in the form of interest-bearing securities	1,805.1	1,875.5	1,874.8	4,167.3	4,168.4
Total	6,468.5	6,560.3	6,523.1	10,425.2	10,382.6

Skr mn	December 31, 2009			December 31, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	6,216.3	6,257.9	6,214.2	8,339.8	8,004.5
Credits in the form of interest-bearing securities	4,089.4	4,167.3	4,168.4	4,852.4	4,784.9
Total	10,305.7	10,425.2	10,382.6	13,192.2	12,789.4

Note 7. Derivatives

Derivative instruments by categories:

	June 30, 2010			December 31, 2009
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts (1)	Fair value	Fair value	amounts (1)

Currency-related contracts	6,107.0	8,052.1	175,982.8	5,284.3	4,601.1	198,778.8
Interest rate-related contracts	28,817.9	6,421.5	302,119.9	12,833.5	8,784.6	256,756.6
Equity-related contracts	2,845.9	12,374.8	80,844.5	3,562.9	7,325.7	58,747.1
Contracts rel. to commodities, credit risk, etc.	318.0	3,565.7	21,374.8	973.4	1,855.9	19,425.7
Total derivatives	38,088.8	30,414.1	580,322.0	22,654.1	22,567.3	533,708.2

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and SEK is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts (swaps, etc.). These contracts are carried at fair value in the balance sheet on a contract-by-contract basis.

SEK uses swap agreements (primarily) to hedge risk exposure inherent in financial assets and liabilities. SEK enters into swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using a Credit Support Annex. Swaps are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK use models to adjust the net exposure fair value for changes in a counterparty’s credit quality. The models used include both directly observable and non-observable market parameters.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with offsetting terms in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of transactions, valuation models are used to calculate fair value. The model used is the same for a hybrid liability and the structured swap hedging it, except for adjustments due to the counterparty’s or SEK’s own credit risk. Thus, with the exception of effects from changes in the counterparty’s and SEK’s own credit risk, fair value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that is hedging that liability. Although SEK’s credit rating has not changed during the period, developments on financial marketshave to some extent affected the prices at which SEK’s debt is issued. Such developments, which differ in different markets, have been taken into account in calculating the fair values for such liabilities. The models used include both directly observable and non-observable market parameters.

The nominal amounts of derivative instruments do not reflect real exposures. In the case in which a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. In the case in which no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See the table “Counterparty Risk

Exposures” in the section “Capital adequacy and counterparty risk exposures” for information regarding amounts of risk exposures related to derivatives.

Some credit default swap contracts are derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of June 30, 2010 the nominal amount of such financial guarantee contracts was Skr 22,408.2 million (Y-e 2009: Skr 25,225.6 million).

Note 8. S-system

Pursuant to an agreement between SEK and the Swedish state, SEK has specific conditions for granting credits in the S-system. See Note 1(c) in the Annual Report for 2009. The remuneration from the S-system to SEK in accordance with the agreement, which amounted to Skr 21.6 million for the six-month period (1H09: Skr 12.8 million), is shown as a part of operating income in the income statement for SEK. The assets and liabilities of the S-system are included in SEK’s balance sheets.

CIRR credits represent one of the two credit varieties in the S-system, the other being concessionary credits. The result in the S-system for the six-month period amounts to Skr -81.2 million (1H09: Skr 4.9 million), of which the result for the CIRR-credits represented Skr -61.9 million (1H09: Skr 14.2 million).

Income statements for the S-system

	Apr - Jun,	Jan - Mar,	Apr - Jun,	Jan - Jun,	Jan - Jun,	Jan - Dec,
Skr mn	2010	2010	2009	2010	2009	2009
Interest revenues	167.3	144.1	120.3	311.4	244.2	493.6
Interest expenses	-177.8	-190.0	-118.6	-367.8	-237.6	-507.2
Net interest revenues	-10.5	-45.9	1.7	-56.4	6.6	-13.6
Remuneration to SEK	-12.0	-9.6	-6.2	-21.6	-12.8	-27.3
Foreign exchange effects	-3.2	0.0	0.6	-3.2	1.3	-2.3
Reimbursement from (to) the State	25.7	55.5	3.9	81.2	4.9	43.2
Net result	0.0	0.0	0.0	0.0	0.0	0.0

Balance sheets for the S-system

(included in SEK’s balance sheets)

(Skr mn)	June 30, 2010	December 31, 2009
Credits	21,011.8	14,356.2
Derivatives	5.1	232.5
Other assets	1,930.4	581.3
Total assets	22,947.3	15,170.0

Liabilities	21,373.1	14,627.9
Derivatives	1,574.2	542.1
Equity	—	—
Total liabilities and equity	22,947.3	15,170.0

Commitments
Committed undisbursed credits	28,790.4	26,386.2

Note 9. Segment Reporting

In accordance with IFRS 8, SEK has the following three business segments: granting of credits, advisory services and capital markets products. Advisory services and capital markets products are similar with respect to risks and returns. The combined revenues for the segments other than granting of credits amounted to less than 1 percent of the Consolidated Group’s total revenues and their operating profits amounted to less than 1 percent of the Consolidated Group’s total operating profit while less than 1 percent of the Consolidated Group’s total assets were attributable to these two segments for all periods and at all dates presented herein. As a result, these segments are not separately reported on in these notes. SEK therefore has reported separately only on the segment “granting of credits”. The company’s management evaluates its business mainly on the basis of the non-IFRS income measure adjusted operating profit (Core Earnings). Adjusted operating profit (Core Earnings)  equals operating profit (IFRS) excluding some market valuation effects recorded according to IFRS.

Granting of credits includes the following products and services: lending; export finance; and structured finance projects. Advisory services include the following services: independent consulting services. Capital markets products include the following products: capital market products issued by third parties and sold by SEK to other  third party investors.

Income Apr-Jun, 2010

				External	Internal	Sum of
	Interest	Interest	Net interest	commissions	commissions	comissions
Skr mn	revenues	expenses	revenues	earned	earned	earned
Granting of credits	3,141.5	-2,658.1	483.4	0.0	0.0	0.0
Other segments (1)	0.1	0.0	0.1	2.2	4.8	7.0
Elimination (3)	—	3.5	3.5	—	-4.8	-4.8
Total	3,141.6	-2,654.6	487.0	2.2	0.0	2.2

Income Jan-Mar, 2010

				External	Internal	Sum of
	Interest	Interest	Net interest	commissions	commissions	comissions
Skr mn	revenues	expenses	revenues	earned	earned	earned
Granting of credits	2,980.1	-2,569.7	410.4	0.1	0.0	0.1
Other segments (1)	0.0	0.0	0.0	7.3	2.2	9.5
Elimination (3)	—	4.4	4.4	—	-2.2	-2.2
Total	2,980.1	-2,565.3	414.8	7.4	0.0	7.4

Income Apr-Jun, 2009

				External	Internal	Sum of
	Interest	Interest	Net interest	commissions	commissions	comissions
Skr mn	revenues	expenses	revenues	earned	earned	earned
Granting of credits	3,032.2	-2,513.3	518.9	0.2	0.0	0.2
Other segments (1)	0.1	0.0	0.1	0.5	24.5	25.0
Elimination (3)	—	—	—	—	-24.5	-24.5
Total	3,032.3	-2,513.3	519.0	0.7	0.0	0.7

Income Jan-Jun, 2010

				External	Internal	Sum of
	Interest	Interest	Net interest	commissions	commissions	comissions
Skr mn	revenues	expenses	revenues	earned	earned	earned
Granting of credits	6,121.6	-5,227.8	893.8	0.1	0.0	0.1
Other segments (1)	0.1	0.0	0.1	9.5	7.0	16.5
Elimination (3)	—	7.9	7.9	—	-7.0	-7.0
Total	6,121.7	-5,219.9	901.8	9.6	0.0	9.6

Income Jan-Jun, 2009

				External	Internal	Sum of
	Interest	Interest	Net interest	commissions	commissions	comissions
Skr mn	revenues	expenses	revenues	earned	earned	earned
Granting of credits	6,387.0	-5,297.0	1,090.0	0.6	0.0	0.6
Other segments (1)	0.2	0.0	0.2	14.4	24.5	38.9
Elimination (3)	—	—	—	—	-24.5	-24.5
Total	6,387.2	-5,297.0	1,090.2	15.0	0.0	15.0

Income Jan-Dec, 2009

				External	Internal	Sum of
	Interest	Interest	Net interest	commissions	commissions	comissions
Skr mn	revenues	expenses	revenues	earned	earned	earned
Granting of credits	13,306.1	-11,319.8	1,986.3	1.0	0.0	1.0
Other segments (1)	0.3	-0.0	0.3	25.2	46.5	71.7
Elimination (3)	—	7.7	7.7	—	-46.5	-46.5
Total	13,306.4	-11,312.1	1,994.3	26.2	0.0	26.2

Operating profit	Apr-Jun,	Jan-Mar,	Apr-Jun,	Jan-Jun,	Jan-Jun,	Jan - Dec,
Skr mn	2010	2010	2009	2010	2009	2009
Granting of credits	289.9	315.6	424.8	605.5	896.5	1,564.7
Other segments	-1.0	3.1	15.5	2.1	21.5	34.6
Adjusted operating profit (core earnings) (2)	288.9	318.7	440.3	607.6	918.0	1,599.3
Change in value according to IFRS	-53.1	-39.5	547.9	-92.6	437.8	769.3
Operating profit (4)	235.8	279.2	988.2	515.0	1,355.8	2,368.6

Assets (4) Skr mn	June 30, 2010	December 31, 2009
Granting of credits	387,671.5	370,076.8
Other segments (1)	983.6	1,511.2
Elimination	—	—
Total	388,655.1	371,588.0

(1) Other segments consist of the segments advisory services and capital markets products.

(2) Excluding unrealized fair-value changes according to IAS 39.

(3) Elimination for internal sales between segments.

(4)  Including unrealized fair-value changes according to IAS 39.

Note 10. Contingent liabilities, contingent assets and commitments

Contingent liabilities and commitments are disclosed in connection with the balance sheet. Contingent liabilities consist of liabilities related to previous credits in Venantius AB. Commitments consist of committed undisbursed credits. Such committed undisbursed credits represent credit offers that have been accepted by the customer but not yet disbursed. Of the Skr 51,419.4 million of committed undisbursed credits at June 30, 2010 (Y-e 2009: Skr 46,331.1 million), committed undisbursed credits under the S-system represented Skr 28,790.4 million (Y-e 2009: Skr 26,386.2 million). Such commitments sometimes include a fixed-rate option, the cost of which is reimbursed by the State in accordance with an agreement with the State (see Note 8).

Following Lehman Brothers Holdings Inc.’s (the parent company in the Lehman Brothers group) request for bankruptcy protection on September 15, 2008, SEK replaced most of the outstanding derivative contracts the Parent Company had entered into with three different Lehman Brothers entities. In accordance with the terms of the original contracts (which generally took the form of ISDA Master Agreements), SEK prepared Calculation Statements in relation to all of these Lehman Brothers entities. The Calculation Statements were delivered to the respective counterparties in the beginning of October 2008.

The majority of the contracts SEK had with different Lehman Brothers entities served primarily to hedge SEK against market risk. Those contracts have been replaced with new contracts. In addition, SEK had entered into credit default swaps with Lehman Brothers entities that were accounted for as financial guarantees and therefore recorded at amortized cost. The underlying counterparties covered by these credit default swaps all now have such creditworthiness as to qualify under SEK’s policies to be held without credit default swap coverage. SEK has therefore not replaced these credit default swaps. The Calculation Statements include claims for calculated costs related to the replacement of these financial guarantees, however. SEK’s claims against Lehman Brothers associated with these financial guarantees total approximately Skr 1.5 billion, which has not been recognized in the balance sheet due to the requirement that contingent assets only be recognized when there is virtual certainty of collection. Given the unprecedented nature of the Lehman Brothers bankruptcy filing and the expected length of the bankruptcy process, an assessment has been made that the “virtual certainty of collection” standard has not yet been met.

In June 2009, Lehman Brothers Finance S.A. (in liquidation, Price WaterhouseCoopers as appointed Liquidators) (“LBF”) notified the Parent Company that LBF was demanding the payment of amounts that LBF claimed were due under one of the original ISDA Master Agreements (the “LBF Agreement”), plus interest, rejecting SEK’s claims for cross-affiliate set-off, interest and damages, as reflected in certain of the Calculation Statements. SEK rejected LBF’s claim for payment and its other objections to the relevant Calculation Statements. SEK disagrees with LBF’s position, and intends to vigorously defend its position.

SEK has recognized that because of the possibility of settlement, the company will not suffer any significant losses related to the bankruptcy of Lehman Brothers and has therefore not made any provision for this. But SEK’s set-off and damage claims have not been settled, and no assurance can be given that they will be compensated in full. Nor can any guarantees on the outcome of the group’s dispute with LBF be given. SEK will continue to evaluate the situation and await the outcome of Leman Brothers Holdings Inc.’s bankruptcy.

In March 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK assumed ownership of 25,520,000 shares in Swedbank AB representing approximately 3.3 percent of Swedbank’s total share capital and votes. On June 16, 2009 SEK received a claim from SFAB challenging the agreement related to the transfer of ownership in shares of Swedbank AB, which claim has been rejected by SEK. SEK has subsequently subscribed for new shares in a rights offering of Swedbank AB. Payment for new shares of Skr 497.6 million was delivered on 6 October 2009. SEK’s holding in Swedbank AB remains at 3.3 percent and the number of shares now amounts to 38,280,000. On October 26, 2009, SEK received an additional claim from SFAB relating to the value of SEK’s entire current stake in Swedbank (38,280,000 shares), including market valuation changes. These shares had an acquisition cost of Skr 997.6 million and a book value of Skr 2,778.0 million, as of June 30, 2010, which corresponds to the fair value. The additional claim does not affect SEK’s previous conclusion that SFAB has no valid claim, and, therefore, it has been rejected.  On November 11, 2009, SFAB announced that it had initiated arbitration proceedings. On March 1, 2010, SFAB submitted a statement of claim against SEK at the Arbitration Institute of the Stockholm Chamber of Commerce. On March 5, 2010, SFAB also submitted an application for summons against SEK in the said dispute to the City Court of Stockholm. SEK still considers that SFAB’s demands are unfounded and has therefore not made any financial provisions in respect of any of the actions taken by SFAB as described above.

Note 11. Capital Adequacy and Exposures

Capital Adequacy

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of June 30, 2010 was 18.7 percent (Y-e 2009: 19.8 percent) without taking into account the effects of currently applicable transitional rules (see below). Taking such rules into account, the capital adequacy ratio of SEK as a consolidated financial entity as of June 30, 2010 was 18.4 percent (Y-e 2009: 18.7 percent). The Tier-1 ratio as of June 30, 2010 was 18.4 percent (Y-e 2009: 17.9 percent). For SEK, the legal, formal capital requirement is expected to decrease when the prolonged transitional rules are no longer applicable, since new capital adequacy regulations better reflect the low risk in SEK’s credit portfolio. The transitional rules are valid though 2011.

For further information on capital adequacy, risks and Basel II, see the Risk section of SEK’s Annual Report for 2009. The discussion of risks in the Annual Report for 2009 remains materially accurate as of the date hereof.

Capital Base

Skr mn	June 30, 2010	December 31, 2009
Primary capital (Tier-1)	12,835	12,556
Supplementary capital (Tier-2) (1)	—	606
Of which upper Tier-2	—	181
Of which lower Tier-2	—	425
Total capital base (2)	12,835	13,162

Adjusted Tier-1 capital (3)	13,435	13,156
Adjusted total capital base	13,435	13,762

(1) SEK’s non-perpetual subordinated loan amounting to EUR 50 million with a maturity date of June 30, 2015 was redeemed as of June 30, 2010 at its nominal value in accordance with the loan agreement and permission from the Swedish Financial Supervisory Authority.

(2) Total capital base, including expected loss surplus in accordance with the IRB approach. The capital base includes net profit for the period less proposed and expected dividends related to the said period. The capital base has been reduced by the book value of shares in Swedbank AB (as of June 30, 2010, Skr 2,778.0 million, and, as of December 31, 2009, Skr 2,710.0 million) because the value exceeds 10 percent of the total capital base.

(3) The adjusted capital adequacy ratios are calculated with the inclusion in the capital base of the State provided guarantee, amounting to Skr 600 million, to which SEK has access, in addition to the legal primary capital base.

Impact on the capital base from expected loss

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a theoretically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. If the impairments exceed the expected loss, the surplus is added to the capital base. As of June 30, 2010 the deduction from the capital base amouted to Skr 88 million. The amount reduces Tier-1 capital. As of December 31, 2009, impairments exceeded the theoretically calculated expected loss amout by Skr 181 million. The excess amount was added to SEK’s Tier-2 capital.

Capital Requirements in Accordance with Pillar 1

	June 30, 2010		December 31, 2009
Skr mn	Weighted claims	Required capital	Weighted claims	Required capital
Credit risk standardised method	848	68	842	67
Credit risk IRB method	64,631	5,170	62,349	4,988
Currency exchange risks	—	—	—	—
Operational risk	3,137	251	3,137	251
Total Basel II	68,616	5,489	66,328	5,306

Basel I based additional requirement (1)	1,119	90	3,880	311
Total Basel II inkl. additional requirement	69,735	5,579	70,208	5,617

Total Basel I	87,168	6,973	87,760	7,021

(1) The item “Basel I based additional requirements” is calculated in accordance with § 5 of the law (2006:1372) on implementation of the capital adequacy requirements (2006:1371).

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the Swedish Financial Supervisory Authority establishes the remaining parameters.

Operational risks

The regulations provide opportunities for companies to use different methods for the calculation of capital requirements for operational risks. SEK calculates the capital requirement for operational risks according to the Basic Indicator Approach. The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of operational revenues during the prior three years. Operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions incurred, net results of financial transactions and other operational revenues.

Transitional rules

Since 2007, the capital requirement has been determined, primarily, based on Basel II rules. The legislature has, however, chosen not to immediately allow the full effect of the Basel II regulations. The reason for this is that these rules would result in a lower capital requirement than that calculated on the basis of the earlier, less risk-sensitive, Basel I rules for those institutions that use internal rating methods. Therefore, during a transitional period initially set from 2007 to 2009, the relevant institutions (including SEK) have made parallel calculations of their capital requirement based on the earlier, less risk-sensitive, Basel I rules. In the event that the capital requirement calculated under the Basel I rules — reduced to 95 percent of the calculated total in 2007, 90 percent in 2008, and 80 percent in 2009 — has exceeded the capital requirement based on the Basel II rules, the capital requirement based on the Basel I rules (reduced by the relevant percentage) has constituted the minimum capital requirement during the transitional period. The authorities decided during 2009 to extend the transitional rules to apply until the end of 2011. The capital requirement will thereby also be reduced to 80 percent of the calculated total during 2010 and 2011.

Capital Adequacy Analysis (Pillar 1)

	June 30, 2010		December 31, 2009
Skr mn	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement
Total capital adequacy	18.7%	18.4%	19.8%	18.7%
...Of which related to primary capital (Tier-1)	18.7%	18.4%	18.9%	17.9%
...Of which related to supplementary capital (Tier-2)	—	—	0.9%	0.9%
Of which upper Tier-2	—	—	0.3%	0.3%
Of which lower Tier-2	—	—	0.6%	0.6%
Adjusted total	19.6%	19.3%	20.7%	19.6%
...Of which adjusted Tier-1	19.6%	19.3%	19.8%	18.7%

Capital adequacy quota (total capital base / total required capital)	2.34	2.30	2.48	2.34

Exposures

Total exposures

	Total				Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc
Skr billion	June 30, 2010		December 31, 2009		June 30, 2010		December 31, 2009		June 30, 2010		December 31, 2009
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments (1)	136.9	34	125.6	32	92.5	28	86.4	26	44.4	62	39.2	64
Regional governments	25.0	6	24.0	6	24.5	7	23.2	7	0.5	1	0.8	1
Government export credit agencies	33.0	8	33.5	8	29.5	9	30.0	9	3.5	5	3.5	6
Financial institutions	141.3	35	137.9	35	120.7	36	123.3	37	20.6	28	14.6	24
Asset backed securities	29.3	7	33.9	9	29.3	9	33.9	10	0.0	0	0.0	0
Corporates	40.8	10	38.7	10	38.1	11	35.3	11	2.7	4	3.4	5
Total	406.3	100	393.6	100	334.6	100	332.1	100	71.7	100	61.5	100

(1) Includes exposures to the Swedish Export Credits Guarantee Board (EKN).

Asset-backed securities held

The tables below include current, aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage and impairments) related to asset-backed securities held, as well as current ratings information. Ratings in the tables are stated as the second lowest of the ratings from Standard & Poor’s, Moody’s and Fitch. When only two ratings are available, the lowest is stated. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

Net exposures Skr mn

	June 30, 2010
									...of which	...of which		...of which		...of which		...of which
		Credit	Auto		Consumer				rated	rated		rated		rated		CDO rated
Exposure	RMBS(1)	Cards	Loans	CMBS(1)	Loans	CDO(1)	CLO(1)	Total	‘AAA’	‘AA+’		‘AA’		‘A+’		‘CCC’
Australia	5,292							5,292	5,292
Belgium	808							808	808
France			248					248	248
Germany			781	78				859	859
Ireland	1,126						311	1,437	803			323	(2)	311	(2)
Japan			17					17	17
Netherlands	1,268		15				237	1,521	1,506	15	(2)
Portugal	421							421	421
Spain	1,238		167		231		412	2,048	1,357	320	(2)	371	(2)
United Kingdom	10,606	903						11,509	11,509
United States		475				263	3,956	4,694	2,411	2 ,020	(2)					263	(3)
Total	20,759	1,378	1,228	78	231	263	4,916	28,854	25,231	2,355		694		311		263

(1) RMBS = Residential Mortgage-Backed Security

CMBS = Commercial Mortgage-Backed Security

CDO = Collateralized Debt Obligation

CLO = Collateralized Loan Obligation

(2) Of these assets Skr 2,441.0 million still have the highest possible rating from at least one of the rating institutions.

(3) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets were downgraded dramatically during 2008 and 2009, by Standard & Poor’s from ‘AAA’ to ‘CC’, by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘CCC’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets. Based on information presently known, SEK has recorded a total impairment of Skr 470.0 million for these assets as of June 30, 2010.

Net exposures Skr mn

	December 31, 2009
									...of which	...of which		...of which		...of which		...of which
		Credit	Auto		Consumer				rated	rated		rated		rated		CDO rated
Exposure	RMBS(1)	Cards	Loans	CMBS(1)	Loans	CDO(1)	CLO(1)	Total	‘AAA’	‘AA+’		‘AA’		‘A+’		‘CCC’
Australia	6,072							6,072	6,072
Austria			61					61	61
Belgium	880							880	880
Denmark							413	413	413
France			396		22			418	418
Germany			1,212	86				1,299	1,299
Ireland	1,306						462	1,767	1,306	173	(2)			289	(2)
Japan			26					26	26
Netherlands	1,445		47				398	1,889	1,843	47	(2)
Portugal	478							478	478
Spain	1,497		238		354		649	2,738	1,892	371	(2)	475	(2)
United Kingdom	12,026	984						13,009	13,009
United States		518				330	3,683	4,531	3,012	1,189	(2)					330	(3)
Total	23,703	1,501	1,980	86	376	330	5,605	33,582	30,708	1,780		475		289		330

(1) RMBS = Residential Mortgage-Backed Security

CMBS = Commercial Mortgage-Backed Security

CDO = Collateralized Debt Obligation

CLO = Collateralized Loan Obligation

(2) Of these assets Skr 1,786.0 million still have the highest possible rating from at least one of the rating institutions.

(3) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 and 2009, by Standard & Poor’s from ‘AAA’ to ‘CC’, by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘CCC’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets. Based on information known as of December 31, 2009, SEK had recorded a total impairment of Skr 353 million for these assets as of the date.

Note. 12  Post-balance sheet events

At an extraordinary General Meeting held August 13, 2010 Per Östensson was elected as a new member of the Board and Bo Netz resigned from the Board.

The Board of Directors and the President confirm that the Interim Report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial positions and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, August 13, 2010

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Ulf Berg Chairman of the Board	Christina Liffner Vice Chairman of the Board	Karin Apelman Director of the Board

Jan Belfrage Director of the Board	Helena Levander Director of the Board	Jan Roxendal Director of the Board

Risto Silander Director of the Board	Eva Walder Director of the Board	Per Östensson Director of the Board

Peter Yngwe President

Definitions of the financial highlights

(1)  Return on equity: operating profit, before and after standard taxes, expressed as a percentage per annum of the opening balance of equity, adjusted with dividend paid during the year. The standard tax rate is 26.3 percent. When calculating return on equity based on Core Earnings, reserves related to assets which can be sold and reserves for cash-flow hedge accounting are excluded from the opening balance of equity.

(2) Adjusted operating profit (Core Earnings): operating profit (IFRS) excluding unrealized fair value changes according to IFRS, before and after taxes. Fair value changes according to IFRS relate to fair value changes to financial assets except held-for-trading securities and financial liabilities, and to derivatives related to these assets (see Note 2).

(3) Total customer financial transactions include new credits accepted and syndicated customer transactions. Offers accepted refer to all credits accepted, regardless of maturities.

(4) Amounts of credits include all credits, including credits granted against documentation in the form of interest-bearing securities, as well as credits granted against traditional documentation. SEK considers that these amounts are useful measurements of SEK’s credit/lending volumes. Comments on lending volumes in this interim report therefore relate to amounts based on this definition (see Note 5).

(5) New borrowing with maturities exceeding one year.

(6) Translated as of June 30, 2010, at an exchange rate of Skr 7.7725 per USD. New borrowings are translated at current exchange rates.

(7) Capital adequacy ratio: capital base expressed as a percentage of risk-weighted assets in accordance with Basel II Pillar I, excluding adjustments during the transitional period 2007-2011 regarding required minimum capital. Please see Note 11 “Capital Adequacy and Exposures” in this interim report to receive a complete description of the calculation of required minimum capital during the transitional period. The adjusted capital adequacy ratio has been calculated with the inclusion in the Tier-1 capital base of guarantee capital from SEK’s shareholder amounting to Skr 600 million (although such inclusion is not approved by the regulator) expressed as a percentage of risk-weighted assets.

(8) Capital adequacy ratio: capital base expressed as a percentage of risk-weighted assets in accordance with Basel II Pillar I calculated in accordance with §5 of the law (Law 2006:1372) on implementation of the law (Law 2006:1371) on capital adequacy and large exposures .